Rule 12g3-2(b) File No. 82-34680 RECEIVED

Sumitomo Corporation

2008 MAY 19 A 9:26

May 16, 2008

OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Federal Express

Securities and Exchange C[redacted]
Office of International Cor
Division of Corporate Fin
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Attention: Ms. Amy O'Brien

08002649

SUPPL

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Gentlemen:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the Notice of the Resolution at the Board of Directors concerning the convocation of the 140th Ordinary General Meeting of Shareholders, dated May 16, 2008 [English translation].

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: +81-3-5166-3539, fax: +81-3-5166-6215, e-mail: katsuharu.otake@sumitomocorp.co.jp).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed Federal Express envelope and label.

Very truly yours,

PROCESSED
MAY 21 2008
THOMSON REUTERS

Katsuharu Otake
Manager
Corporate Legal & General Affairs Department
Sumitomo Corporation

Enclosure

dw 5/20

住友商事株式会社
〒104-8610 東京都中央区晴海1丁目8番11号

(Translation)

May 16, 2008

To Tokyo Stock Exchange, Inc.

RECEIVED
2008 MAY 19 A 9:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Sumitomo Corporation
8-11, Harumi 1-chome,
Chuo-ku, Tokyo

Susumu Kato
President and CEO

We have pleasure in notifying you that the Board of Directors of the Company, at its meeting held on May 16, 2008, adopted a resolution concerning the convocation of the 140th Ordinary General Meeting of Shareholders.

The Time, Place and Agenda of the General Meeting are as set forth below.

1. Time Friday, June 20, 2008, at 10:00 a.m.

2. Place The DAI-ICHI SEIMEI HALL in Harumi Island Triton Square
8-10, Harumi 1-chome, Chuo-ku, Tokyo

3. Agenda Presentation of Reports:

No.1: The Business Report, the Consolidated Financial Statements, and the Audit Reports by the Accounting Auditor and the Board of Corporate Auditors regarding the Consolidated Financial Statements for the 140th Fiscal Year (April 1, 2007 through March 31, 2008)

No.2: The Non-consolidated Financial Statements for the 140th Fiscal Year (April 1, 2007 through March 31, 2008)

Propositions:

Proposition No.1 :	Distribution of Retained Earnings as Cash Dividends
Proposition No.2 :	Election of Twelve Directors
Proposition No.3 :	Election of One Corporate Auditor
Proposition No.4 :	Issuing Bonuses to the Company's Directors
Proposition No.5 :	Issuing New Share Acquisition Rights in the Form of Stock Options to the Company's Directors
Proposition No.6 :	Issuing New Share Acquisition Rights in the Form of Stock Options Scheme for a Stock-Linked Compensation Plan to the Company's Directors

RECEIVED

2008 MAY 19 A 9:25

FFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 12g3-2(b) File No. 82-34680

May 16, 2008

By Federal Express

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the following document:

1. Press Release dated May 16, 2008 referring to "Sumitomo Corporation Announces Grant of Stock Options for a Stock-Linked Compensation Plan (New Share Acquisition Rights)" [English translation].

2. Press Release dated May 16, 2008 referring to "Sumitomo Corporation Announces Grant of Stock Options (New Share Acquisition Rights)" [English translation].

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate Release

May 16, 2008

To whom it may concern:

Sumitomo Corporation

Susumu Kato, President and CEO

Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section

Contact: Mitsuru Iba,

Corporate Communications Dept.

Tel. +81-3-5166-3089

Sumitomo Corporation Announces Grant of Stock Options for a Stock-Linked Compensation Plan (New Share Acquisition Rights)

Sumitomo Corporation (the "Company") hereby announces that at a meeting held today, the Board of Directors resolved the terms regarding the distribution of new share acquisition rights in the form of stock options for a stock-linked compensation plan to the Company's Directors and Executive Officers in accordance with the provisions of Articles 236, 238 and 240 of the Company Law of Japan.

The distribution of new share acquisition rights to the Directors is subject to the approval of the proposition of "Issuing New Share Acquisition Rights in the Form of Stock Options for a Stock-Linked Compensation Plan to the Company's Directors" at the Ordinary General Meeting of Shareholders scheduled for June 20, 2008 and the distribution to Executive Officers is subject to the approval for the Directors.

1. The reason for the need to recruit persons to accept New Share Acquisition Rights

The Company issues new share acquisition rights in the form of stock options for a stock-linked compensation plan to link the Company's performance and stock price more clearly to compensation of Directors and Executive Officers , as well as to enhance the sharing of value with all our shareholders.

2. Name of the New Stock Acquisition Rights

Sumitomo Corporation, the Third Stock Acquisition Rights for a Stock-Linked Compensation Plan.

3. **Total number of New Share Acquisition Rights to be issued**

The maximum total number of new share acquisition rights to be issued shall be 2,400.

The maximum total number of rights to be allocated to the Directors shall be 1,300.

(100 common shares for every new share acquisition right shall be issued. However, if adjustments are made to the number of shares as described in item 4. below, the same adjustments shall also be made here.)

4. **Type and number of shares subject to New Share Acquisition Rights**

The maximum number of shares subject to new share acquisition rights shall be 240,000 of the Company's common shares, of which new share acquisition rights covering of 130,000 shares shall be allocated to the Company's Directors.

If the Company conducts a stock split or reverse stock split, the number of shares shall be adjusted using the following calculation formula. This adjustment, however, shall only be conducted for the number of shares subject to the new share acquisition rights that have not been exercised at that time. Fractional shares resulting from the adjustment shall be rounded down.

NUMBER OF SHARES AFTER ADJUSTMENT =

NUMBER OF SHARES BEFORE ADJUSTMENT × SPLIT OR REVERSE SPLIT RATIO

5. **The need for payment in consideration of New Share Acquisition Rights**

The new share acquisition rights will be issued without consideration.

6. **Issue date of New Share Acquisition Rights**

July 31, 2008

7. **Persons to whom New Share Acquisition Rights may be allocated**

Directors and Executive Officers, 32 persons in total.

8. **Value of the assets to be contributed upon exercise of the New Share Acquisition Rights**

The value of the assets to be contributed upon exercise of the new share acquisition rights shall be determined by multiplying the price paid per share issuable upon the exercise of the new share acquisition rights (hereinafter "Exercise Price") by the number of shares subject to such new share acquisition rights. The Exercise Price shall be one yen (¥1).

Even if the Company issues new shares at a price below the market price following the issuance of new share acquisition rights, or even if the Company merges with another company, or merges or absorbs by spin-off another company, Exercise Price shall not be adjusted.

9. Term during which the New Share Acquisition Rights can be exercised

10 years from the day following the day on which a person that has been allocated new share acquisition rights (the "Grantees") becomes neither a Director nor an Executive Officer.

10. Conditions on exercise of New Share Acquisition Rights

(1) The Grantee may not exercise the new share acquisition rights when any of the circumstances apply:

i. When the Grantee has been sentenced to imprisonment or severer penalty during his/her term of office.

ii. When the Grantee or his/her heirs have offered to abandon all or part of the new share acquisition rights in a document in the form specified by the Company.

(2) Transfer, pledge or any other encumbrance of new share acquisition rights shall not be permitted.

(3) Only legal heirs of the Grantees are permitted to inheriting the new share acquisition rights from Grantees.

The legal heirs of the Grantees can exercise only within 6-months after inheriting the new share acquisition rights from Grantees.

(4) When the Grantee exercises the new share acquisition, it should be permitted to exercise integral rights for the minimum unit.

11. Matters concerning increase in capital and capital reserve in case of issuance of shares through exercise of New Share Acquisition Rights

(1) When shares are issued through the exercise of new share acquisition rights, the amount of capital increase shall be one-half of the maximum limit for increases in capital, etc., calculated in accordance with Article 40, Paragraph 1 of the Corporate Accounting Rules. Fractions of less than ¥1 shall be rounded up in calculations.

(2) When shares are issued through the exercise of new share acquisition rights, the amount of capital reserve to be added shall be determined by subtracting the amount of capital increase as stipulated in (1) above from the maximum limit for increases in capital, etc. indicated in (1) above.

12. **Limitation on the acquisition of New Share Acquisition Rights by assignment**

Approval of the Board of Directors is required for the acquisition of new share acquisition rights by assignment.

13. **Provisions governing the redemption of New Share Acquisition Rights by the company**

When the Grantee falls under the conditions of 10.(1) above, or cannot exercise such rights for other reasons, the Company may redeem such new share acquisition rights without compensation.

14. **Reorganization**

If the Company is subject to a merger (limited to the case where the Company ceases to exist after to the merger), merger or absorption by spin-off, demerger, stock swap or stock transfer (hereinafter "Reorganization"), it shall, pursuant to the provisions below, deliver new share acquisition rights covering the shares in the reorganized company as indicated in Article 236, Paragraph 1, Items 8a through e of the Company Law for the respective cases (hereinafter "Reorganized Company"), to the Grantees of the Company's existing new share acquisition rights (hereinafter "Existing New Share Acquisition Rights") when the Reorganization becomes effective. In this case, the Existing New Share Acquisition Rights will cease to exist and the Reorganized Company will issue new share acquisition rights. However, this shall be limited to the case whereby the delivery of new share acquisition rights for the Reorganized Company is stipulated in the take-over or merger agreements, merger or absorption by spin-off plans, demerger plans, stock swap agreements or stock transfer plans in accordance with the conditions below.

(1) Number of new share acquisition rights of the Reorganized Company to be delivered:

The same number as the number of new share acquisition rights held, respectively, by the Grantee of the Existing New Share Acquisition Rights shall be delivered.

(2) Types of shares of the Reorganized Company subject to new share acquisition rights:

The common shares of the Reorganized Company.

(3) Number of shares of the Reorganized Company subject to new share acquisition rights:

To be determined in accordance with item 4. above upon consideration of such factors as the conditions of the Reorganizations.

(4) Value of the assets to be contributed upon exercise of the new share acquisition rights:

The value of the assets to be contributed upon exercise of the new share acquisition rights shall be the amount of the Exercise Price after the Reorganization as set forth below multiplied by the number of shares subject to such new share acquisition rights. The Exercise Price after the Reorganization shall be one yen (¥1) per share of the Reorganized Company that can be received upon exercise of the new share acquisition rights.

(5) Term during which the new share acquisition rights can be exercised:

To be determined in accordance with item 9. above.

(6) Matters concerning increase in capital and capital reserves in case of issuance of shares through exercise of new share acquisition rights:

To be determined in accordance with item 11. above.

(7) Limitation on the acquisition of new share acquisition rights by assignment:

The acquisition of the new share acquisition rights by assignment shall require the approval of the Reorganized Company.

(8) Provisions governing the redemption of new share acquisition rights by the Reorganized Company:

To be determined in accordance with item 13. above.

(9) Other conditions on the exercise of new share acquisition rights:

To be determined in accordance with 10. above.

15. New Share Acquisition Right securities

When requested by Company directors and others, the Company will issue new share acquisition right securities to the person in question.

16. Initial date in reckoning of New Share Acquisition Right dividends

The first dividends or interim dividends for shares that have been issued as a result of the grantee exercising new share acquisition rights will be paid on April 1 if exercised between April 1 and September 30 and October 1 if exercised between October 1 and March 31 of the following year.

17. Payment handling Bank for exercising New Share Acquisition Rights

Sumitomo Mitsui Banking Corporation Limited, Tokyo Main Office

1-3-2, Marunouchi, Chiyoda-ku, Tokyo, Japan

18. **Location to request exercise of New Share Acquisition Rights**

Sumitomo Corporation

1-8-11, Harumi, Chuo-ku, Tokyo, Japan

19. **Number of shares in one voting unit**

100 shares

For Immediate Release

May 16, 2008

To whom it may concern:

Sumitomo Corporation
Susumu Kato, President and CEO
Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section
Contact: Mitsuru Iba,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Sumitomo Corporation Announces Grant of Stock Options (New Share Acquisition Rights)

Sumitomo Corporation (the "Company") hereby announces that at a meeting held today, the Board of Directors resolved the terms regarding the distribution of new share acquisition rights in the form of stock options to the Company's Directors, Executive Officers and Corporate Officers who qualify under the qualification system of the Company, in accordance with the provisions of Articles 236, 238 and 240 of the Company Law of Japan.

The distribution of new share acquisition rights to the Directors is subject to the approval of the proposition of "Issuing New Share Acquisition Rights in the Form of Stock Options to the Company's Directors" at the Ordinary General Meeting of Shareholders scheduled for June 20, 2008, and the distribution to Executive Officers and Corporate Officers is subject to the approval for the Directors.

1. **The reason for the need to recruit persons to accept New Share Acquisition Rights**
   So as to increase the motivation and morale of the Company's Directors, Executive Officers and employees and further expand our profit base and strengthen our corporate constitution, the Company wishes to be able to issue new share acquisition rights.

2. **Name of the New Share Acquisition Rights**
   Sumitomo Corporation, the Seventh Stock Acquisition Rights

3. Total number of New Share Acquisition Rights to be issued

The maximum total number of new share acquisition rights to be issued shall be 1,950. The maximum total number of rights to be allocated to the Directors shall be 690. (100 common shares for every new share acquisition right shall be issued. However, if adjustments are made to the number of shares as described in item 4.below, the same adjustments shall also be made here.)

The above total is the number of new share acquisition rights to be allotted. Where there is a decrease in the total number of new share acquisition rights to be allotted, such as when there are no subscriptions for some of the rights, the total number of new share acquisition rights to be issued shall be the total number of stock acquisition rights allotted.

4. Type and number of shares subject to New Share Acquisition Rights

The maximum number of shares subject to new share acquisition rights shall be 195,000 of the Company's common shares, of which new share acquisition rights covering of 69,000 shares shall be allocated to the Company's Directors.

If the Company conducts a stock split or reverse stock split, the number of shares shall be adjusted using the following calculation formula. This adjustment, however, shall only be conducted for the number of shares subject to the new share acquisition rights that have not been exercised at that time. Fractional shares resulting from the adjustment shall be rounded down.

NUMBER OF SHARES AFTER ADJUSTMENT =

NUMBER OF SHARES BEFORE ADJUSTMENT × SPLIT OR REVERSE SPLIT RATIO

5. The need for payment in consideration of New Share Acquisition Rights

The new share acquisition rights will be issued without consideration.

6. Issue date of New Share Acquisition Rights

July 31, 2008

7. Persons to whom New Share Acquisition Rights may be allocated

Directors, Executive Officers and Corporate Officers under the Company's qualification system, 86 persons in total

8. Value of the assets to be contributed upon exercise of the New Share Acquisition Rights

The value of the assets to be contributed upon exercise of the new share acquisition

rights shall be determined by multiplying the price paid per share issuable upon the exercise of the new share acquisition rights (hereinafter "Exercise Price") by the number of shares subject to such new share acquisition rights.

The Exercise Price shall be the price, rounded up to eliminate any fraction of a yen, that is the average of the closing price for transactions in the Company's common shares on the Tokyo Stock Exchange on each day (excluding days on which there were no transactions) of the month immediately prior to the month in which the new share acquisition rights are allocated, multiplied by 1.05; provided, however, that if the Exercise Price as so computed would be less than the closing price for transactions in the Company's common shares on the Tokyo Stock Exchange on the day on which the new share acquisition rights are allocated (or the closing price on the day immediately preceding such date, if there were no transactions on such date), the Exercise Price shall be such closing price.

When the Company issues new shares at a price below the market price following the issuance of new share acquisition rights, the Exercise Price shall be adjusted using the following formula, rounding up fractions of less than ¥1 resulting from the adjustment. However, this shall not apply to the issuance of new shares by the Company in cases of the exercise of new share acquisition rights or public offerings at fair value.

$$\text{Post-adjustment Exercise Price} = \text{pre-adjustment Exercise Price} \times \frac{\text{number of shares already issued} + \dfrac{\text{number of shares newly issued} \times \text{pre-adjustment Exercise Price}}{\text{share price before new issuance}}}{\text{number of shares already issued} + \text{increase in number of shares resulting from new issuance}}$$

Moreover, if the Company implements a stock split or a reverse split following the issuance of new share acquisition rights, the Exercise Price shall be adjusted in proportion to the ratio of the stock split or reverse split, rounding up fractions of less than ¥1 resulting from the adjustment.

In addition to the above, if an adjustment of the Exercise Price is necessary, for example if the Company merges with another company, or merges or absorbs by spin-off another company following the issuance of new share acquisition rights, it shall be appropriately adjusted within reasonable limits.

9. **Term during which the New Share Acquisition Rights can be exercised**

From April 1, 2009 to June 30, 2013

10. **Conditions on exercise of New Share Acquisition Rights**

(1) A person that has been allocated new share acquisition rights (the "Grantee") of must also be, at the time of exercise thereof, a Director, Executive Officer or Corporate Officer of the Company.

(2) Even before expiration of the exercise period, under the following circumstances of i , ii or iii, grantees of the new share acquisition rights must forfeit new share acquisition rights and the rights in question shall cease to exist.

i. When the Grantee has been sentenced to imprisonment or severer penalty.

ii. When the grantee of the new share acquisition rights passes away.

iii. When the Grantee has offered to abandon all or part of the new share acquisition rights in a document in the form specified by the Company.

(3) Transfer, pledge, any other encumbrance or inheritance of new share acquisition rights shall not be permitted.

(4) When the Grantee exercises the new share acquisition, it should be permitted to exercise integral rights for the minimum unit.

11. **Matters concerning increase in capital and capital reserve in case of issuance of shares through exercise of New Share Acquisition Rights**

(1) When shares are issued through the exercise of new share acquisition rights, the amount of capital increase shall be one-half of the maximum limit for increases in capital, etc., calculated in accordance with Article 40, Paragraph 1 of the Corporate Accounting Rules. Fractions of less than ¥1 shall be rounded up in calculations.

(2) When shares are issued through the exercise of new share acquisition rights, the amount of capital reserve to be added shall be determined by subtracting the amount of capital increase as stipulated in (1) above from the maximum limit for increases in capital, etc. indicated in (1) above.

12. **Limitation on the acquisition of New Share Acquisition Rights by assignment**

Approval of the Board of Directors is required for the acquisition of new share acquisition rights by assignment.

13. **Provisions governing the redemption of New Share Acquisition Rights by the company**

When the Grantee has not met the conditions of item 10.(1) above, falls under the each conditions of item 10.(2) above, or cannot exercise such rights for other reason, the Company may redeem such new share acquisition rights without compensation.

14. **Reorganization**

If the Company is subject to a merger (limited to the case where the Company ceases to exist after to the merger), merger or absorption by spin-off, demerger, stock swap or stock transfer (hereinafter "Reorganization"), it shall, pursuant to the provisions below, deliver new share acquisition rights covering shares in the reorganized company as indicated in Article 236, Paragraph 1, Items 8a through e of the Company Law for the respective cases (hereinafter "Reorganized Company"), to the Grantee of the Company's existing new share acquisition rights (hereinafter "Existing New Share Acquisition Rights") when the Reorganization becomes effective. In this case, the Existing New Share Acquisition Rights will cease to exist and the Reorganized Company will issue new share acquisition rights. However, this shall be limited to the case whereby the delivery of new share acquisition rights for the Reorganized Company is stipulated in the take-over or merger agreements, merger or absorption by spin-off plans, demerger plans, stock swap agreements or stock transfer plans in accordance with the conditions below.

(1) Number of new share acquisition rights of the Reorganized Company to be delivered:

The same number as the number of new share acquisition rights held, respectively, by the Grantee of the Existing New Share Acquisition Rights shall be delivered.

(2) Types of shares of the Reorganized Company subject to new share acquisition rights:

The common shares of the Reorganized Company

(3) Number of shares of the Reorganized Company subject to new share acquisition rights:

To be determined in accordance with item 4.above upon consideration of such factors as the conditions of the Reorganizations.

(4) Value of the assets to be contributed upon exercise of the new share acquisition rights:

To be determined in accordance with item 8.above upon consideration of such factors as the conditions of the Reorganizations.

(5) Term during which the new share acquisition rights can be exercised:

From the later of either the starting date of the term in which the Existing New Share Acquisition Rights stipulated in item 9.above can be exercised or the date on which the Reorganization takes effect, through the last date on which the Existing New Share Acquisition Rights stipulated in item 9.above could have been exercised.

(6) Matters concerning increase in capital and capital reserve in case of issuance of shares through exercise of new share acquisition rights:

To be determined in accordance with item 11.above.

(7) Limitation on the acquisition of new share acquisition rights by assignment:

The acquisition of new share acquisition rights by assignment shall require the approval of the Reorganized Company.

(8) Provisions governing the redemption of new share acquisition rights by the Reorganized Company:

To be determined in accordance with item 13.above.

(9) Other conditions on exercise of new share acquisition rights:

To be determined in accordance with item 10.above.

15. New Share Acquisition Right securities

When requested by Company directors and others, the Company will issue new share acquisition right securities to the person in question.

16. Initial date in reckoning of New Share Acquisition Right dividends

The first dividends or interim dividends for shares that have been issued as a result of the grantee exercising new share acquisition rights will be paid on April 1 if exercised between April 1 and September 30 and October 1 if exercised between October 1 and March 31 of the following year.

17. Payment handling Bank for exercising New Share Acquisition Rights

Sumitomo Mitsui Banking Corporation Limited, Tokyo Main Office

1-3-2, Marunouchi, Chiyoda-Ku, Tokyo, Japan

18. Location to request exercise of New Share Acquisition Rights

Sumitomo Corporation

1-8-11, Harumi, Chuo-Ku, Tokyo, Japan

19. Number of shares in one voting unit

100 shares

END